AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071 Facsimile : (66) 0-2236-1982
E-mail : afcny6@ksc.th.com http://www.asiafiber.com
เลขทะเบียน บมจ. 237

Securities ... on
Division of ...
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule 12g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

dlw 11/28

Enclosure

(File No. 82-2842)
Annex A to Letter to the SEC
dated November 16, 2006 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended _______________ and ______ Date: as of __________________ and _______ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for Three Months Ended September 30, 2006 and Review Report of Certified Public Accountant Date: as of November 16, 2006. Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on ___________ ___, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________

Description of Document | Check if Enclosed

Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __
Date: ___________ __ , 200__
Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand. ________

Title: Prospectus for the Offering of _______________ Shares of Common Stock of the Company
Date: ___________ __ , 200__
Entity requiring item: The SET pursuant to its rules governing listed companies. ________

Title: Minutes of the _______________ Shareholders Meeting
Date: ___________ __ , 200__
Entity requiring item: The SET pursuant to its rules governing listed companies. ________

Title: Press Release
Date: ___________ __ , 200__
Entity requiring item: The SET pursuant to its rules governing listed companies. ________

Other:

Title:

Date: ___________ __ , 200__
Entity requiring item: ________

ASIA FIBER PUBLIC COMPANY LIMITED

FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT

JULY 1, 2006 TO SEPTEMBER 30, 2006

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

Horwath
บริษัท บัญชีกิจ จำกัด
BUNCHIKIJ CO., LTD.
Certified Public Accountants
Member Horwath International

Auditor's Review Report

To the Shareholders and Board of Directors of

Asia Fiber Public Company Limited

I have reviewed the balance sheet as at September 30, 2006, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended September 30, 2006 of Asia Fiber Public Company Limited. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review. The balance sheet of Asia Fiber Public Company Limited as at June 30, 2006, presented herewith for comparative purpose, were audited by another auditor whose report dated August 15, 2006, expressed an unqualified opinion on them. The statements of income, changes in shareholders' equity and cash flows for the three-month period ended September 30, 2005 of Asia Fiber Public Company Limited, presented herewith for comparative purpose, were reviewed by other auditor whose report dated November 8, 2005, stated that nothing had come to his attention that caused him to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my review in accordance with auditing standards applicable to review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an opinion on those financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects in accordance with generally accepted accounting principles.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr. Pornchai Kittipanya-ngam)
Authorized Auditor No. 2778
Bunchikij Co., Ltd.

Bangkok
November 7, 2006

87 อาคารโมเดอร์นทาวน์ ชั้น 9 ซอยเอกมัย 3 ถนนสุขุมวิท 63 แขวงคลองตันเหนือ เขตวัฒนา กรุงเทพฯ 10110 โทร 0-2382-0414 แฟกซ์ 0-2381-5849, 0-2382-0417
9th Floor 87 Modern Town Building Ekamai Soi 3 Sukhumvit 63 Rd., Wattana, Bangkok 10110 Thailand. Tel. 0-2382-0414 Fax: 0-2381-5849, 0-2382-0417
E-mail : info@bunchikij.com www.bunchikij.com

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS

AS AT SEPTEMBER 30, 2006 AND JUNE 30, 2006

Unit : Thousand Baht

ASSETS

	Notes	Reviewed/ Unaudited Sep. 30, 2006	Audited Jun. 30, 2006
CURRENT ASSETS			
Cash and cash equivalents		48,151	57,431
Trade account receivables, net			
- Related companies	3	55,814	56,278
- Other companies	4	177,939	191,960
Inventories, net		389,384	400,774
Inventories in transit		713	2,570
Other current assets		8,336	26,456
Total Current Assets		680,337	735,469
NON-CURRENT ASSETS			
Investment in common shares of associated company - at equity method	5	-	-
Investment in common shares of other company (general investment) - at cost	6	500	500
Property, plant and equipment, net	7, 8	473,523	484,372
Other non-current assets		512	512
Total Non-Current Assets		474,535	485,384
TOTAL ASSETS		1,154,872	1,220,853

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

BALANCE SHEETS (CONTINUED)

AS AT SEPTEMBER 30, 2006 AND JUNE 30, 2006

Unit : Thousand Baht

LIABILITIES AND SHAREHOLDERS' EQUITY

	Notes	Reviewed/ Unaudited Sep. 30, 2006	Audited Jun. 30, 2006
CURRENT LIABILITIES			
Short-term loans from financial institutions	7, 8	100,000	160,000
Trade account payables		40,048	46,396
Other current liabilities		36,561	38,936
Total Current Liabilities		176,609	245,332
SHAREHOLDERS' EQUITY			
Share capital			
- Authorized share capital, common share			
100,000,000 shares at Baht 10 par value		1,000,000	1,000,000
- Issued and paid-up share capital, common share			
45,574,266 shares at Baht 10 per share	9	455,743	455,743
Premium on share capital		369,500	369,500
Revaluation increment in land	7	247,992	247,992
Retained earnings (deficit)			
Appropriated for :			
- Legal reserve		16,248	16,248
- General reserve		1,358	1,358
Deficit		(112,578)	(115,320)
Shareholders' Equity, Net		978,263	975,521
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,154,872	1,220,853

Notes to financial statements are an integral part of these statements.

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

Unit : Thousand Baht

	Note	2006	2005
REVENUES	3		
Net sales		444,282	339,830
Service income		1,501	1,856
Other income		10,838	6,385
Total Revenues		456,621	348,071
EXPENSES			
Cost of sales		434,715	332,521
Cost of services		1,210	1,181
Selling and administrative expenses		15,837	13,770
Total Expenses		451,762	347,472
Profit before Interest Expense		4,859	599
Interest Expense		(2,117)	(1,976)
NET PROFIT (LOSS)		2,742	(1,377)
Basic Earnings (Loss) per Share (Baht)		0.06	(0.03)
Weighted Average Number of Common Shares (Shares)		45,574,266	45,572,498

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2006 AND 2005

Unit : Thousand Baht

				Retained Earnings Appropriated for			
	Issued and Paid-up Share Capital	Premium on Share Capital	Revaluation Increment in Land	Legal Reserve	General Reserve	Deficit	Net
Balance as at July 1, 2006	455,743	369,500	247,992	16,248	1,358	(115,320)	975,521
Net profit for the period	-	-	-	-	-	2,742	2,742
Balance as at September 30, 2006	455,743	369,500	247,992	16,248	1,358	(112,578)	978,263
Balance as at July 1, 2005	455,725	369,500	247,992	16,248	1,358	(36,619)	1,054,204
Net loss for the period	-	-	-	-	-	(1,377)	(1,377)
Balance as at September 30, 2005	455,725	369,500	247,992	16,248	1,358	(37,996)	1,052,827

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR EACH OF THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2006 AND 2005

Unit : Thousand Baht

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit (loss)	2,742	(1,377)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities		
Reversal of allowance for slow-moving spare parts for machinery	(64)	(2)
Depreciation	11,144	12,161
Gain on disposal of fixed assets	(302)	-
Disposal of spare parts for machinery	-	207
Unrealized loss (gain) on foreign exchange, net	(138)	17
Decrease (Increase) in Operating Assets:		
Trade account receivables	14,623	32,653
Inventories	11,390	(6,098)
Inventories in transit	1,857	43,369
Other current assets	18,120	6,110
Increase (Decrease) in Operating Liabilities:		
Trade account payables	(6,348)	37,479
Other current liabilities	(2,375)	(6,542)
Net Cash Provided by Operating Activities	50,649	117,977
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash proceeds from disposal of fixed assets	302	-
Purchases of fixed assets	(231)	(10,559)
Net Cash Provided by (Used in) Investing Activities	71	(10,559)

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

ASIA FIBER PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR EACH OF THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2006 AND 2005

Unit : Thousand Baht

	2006	2005
CASH FLOWS FROM FINANCING ACTIVITY:		
Decrease in short-term loans from financial institutions	(60,000)	(112,966)
Net Cash Used in Financing Activity	(60,000)	(112,966)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,280)	(5,548)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	57,431	40,536
CASH AND CASH EQUIVALENTS AT END OF PERIOD	48,151	34,988

Additional Cash Flow Information:

Cash payments during the period for:

	2006	2005
- Interest expense	2,825	2,064
- Withholding income tax deducted at sources	24	49

Notes to financial statements are an integral part of these statements.

ASIA FIBER PUBLIC COMPANY LIMITED

1. GENERAL INFORMATION AND BASIS FOR PREPARATION

1.1 GENERAL INFORMATION

Asia Fiber Public Company Limited is incorporated in Thailand on March 10, 1970 and listed in the Stock Exchange of Thailand since 1977. The Company is engaged in manufacturing of nylon products. The Company's office and factory addresses are as follows:

Office : 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok, Thailand

Factory : 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand

1.2 BASIS FOR PREPARATION

1.2.1 The financial statements have been prepared in accordance with the Generally Accepted Accounting Standards issued under the Accounting Profession Act B.E. 2547, and according to the requirements of the Securities and Exchange Commission, and the regulation of the Stock Exchange of Thailand.

1.2.2 The measurement basis used in preparing the financial statements is that the other than those disclosed in notes to the financial statements, the financial statements are prepared on the historical cost basis.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and deposits at financial institutions. Cash on hand is kept for general use within the Company. Deposits in financial institutions are short-term savings deposits and current accounts that are highly liquid investments, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at invoice amount net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that may be incurred in the collection of all receivables. The estimated losses are based on collection experience coupled with a review of the current status of the existing receivables.

Inventory Valuation

The Company values its inventories at moving average cost or net realizable value, whichever is lower.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in Common Shares

Investment in associated company is accounted for by the equity method. If the associated company report net loss, the Company will discontinue applying the equity method when the balance of investment in such associated company is reduced to zero. The Company will resume applying the equity method only after the associated company subsequently report net profit, and its share of net profit exceeds the share of net losses not recognized during the period the equity method was suspended. If the Company has incurred obligations to the associated company or to satisfy obligations of the said associated company that the Company has guaranteed or otherwise committed, the Company will continue to recognize its shares of losses of the associated company.

The investments in shares of other company (general investment), which held for long-term purpose, are recorded at cost. Gains or losses are taken up in the accounts when the investments are disposed.

Property, Plant and Equipment

Land is stated at appraised value. Plant and equipment are stated at cost less accumulated depreciation. When assets are sold or retired, their costs and accumulated depreciations are eliminated from the accounts and any gain or loss the accounts and gain on loss resulting from their disposal is included in the statements of income. The Company depreciates its plant and equipment by reference to their costs on a straight-line basis over the following estimated useful lives:

	Years
Buildings and improvements	10 - 20
Machinery and equipment	5 - 15
Furniture, fixtures and office equipment	5 - 10
Vehicles	5

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ASIA FIBER PUBLIC COMPANY LIMITED

The Company values its spare parts for machinery at moving average cost net of allowance for slow-moving spare parts for machinery.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of Assets

The Company reviews the impairment of assets whenever events or changes in circumstances indicate that the recoverable amount (the higher of asset's selling price or value in use) of assets is below the carrying amount. The review is made for individual assets or for the cash-generating unit.

If the carrying value of an asset exceeds its recoverable amount, the Company recognizes the impairment losses by reducing the carrying value of the asset to its recoverable amount and recording the devaluation in statements of income or reducing revaluation increment in assets in case that those assets were previously revalued. The reversal of impairment losses recognized in prior years is recorded as part of other income or as a revaluation increment in assets when there is an indication that the impairment losses recognized for the assets no longer exist or is decreased. Such a reversal should not exceed the carrying amount that would have been determined (net of the associated depreciation or amortization).

Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs, the probable return of goods or the continuing management involvement with the goods.

Service income is principally based on services rendered on an accrual basis.

Other income is recognized on an accrual basis.

Use of Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Operating Lease

Lease of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as expense on a systematic basis over the lease term.

ASIA FIBER PUBLIC COMPANY LIMITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Transactions

Transactions in foreign currencies throughout the period are recorded in Baht at rates prevailing at the date of transactions. Outstanding assets and liabilities denominated in foreign currencies at the balance sheet date are translated into Baht at the prevailing bank rates at that date. Gains or losses arising from the translation are credited or charged to operations.

In case that assets and liabilities are covered by forward exchange contracts, they are translated into Baht at the rates of the related forward exchange contracts. The related forward premium is recorded as income/expense over the forward contract term. The said amortized forward premium income/expense and gains or losses on the forward exchange contracts covering assets and liabilities are offset against the related exchange losses or gains on the receivables and liabilities being hedged.

Income Tax

The provision for income tax (if any) is based on the amount payable according to the Revenue Code.

Basic Earnings (Loss) per Share

Basic earnings (loss) per share is determined by dividing the net profit (loss) by the weighted average number of common shares outstanding during the periods.

The Company does not present dilutive earnings per share in 2005 because the exercise price of warrant is higher than the fair value of common share as at September 30, 2005.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES

A portion of the Company's assets and revenues represent transactions occurred with its related companies. These companies are related through common shareholders and/or directorships. Those significant transactions with related companies as included in the interim financial statements are determined at the prices in line with those occur in the normal course of business based on the market price in general or the price as stipulated in the agreement if no market price exists.

As at September 30, 2006 and June 30, 2006, the related companies consisted of:

Company's Name	Types of Relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship
Prachin Power Co., Ltd.	Associated company	Associated and directorship

As at September 30, 2006 and June 30, 2006, trade account receivables from related companies consisted of:

Unit : Thousand Baht

	Audited Jun. 30, 2006	Increase	Decrease	Reviewed/ Unaudited Sep. 30, 2006
Thai Far East Co., Ltd.	107,656	417	1,086	106,987
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	197	485	275	407
Asia Garment Co., Ltd.	101	103	108	96
Total	127,278	1,005	1,469	126,814
Less allowance for doubtful accounts	(71,000)			(71,000)
Net	56,278			55,814

ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The aging analysis of the above trade account receivables from related companies as at September 30, 2006 and June 30, 2006 are as follows:

Unit: Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2006	Audited Jun. 30, 2006
Current to 3 months	884	711
Over 3 months to 6 months	413	118
Over 6 months to 12 months	1,053	1,335
Over 12 months	124,464	125,114
Total	126,814	127,278
Less allowance for doubtful accounts	(71,000)	(71,000)
Net	55,814	56,278

As at September 30, 2006 and June 30, 2006, the Company had long-outstanding (more than 6 months) trade account receivables from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) of Baht 125.5 million and Baht 126.4 million, respectively (the outstanding balances from these companies as at September 30, 2006 and June 30, 2006 totalling Baht 126.3 million and Baht 127.0 million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.5 million (at market price) and Baht 56.1 million (at force sale price). Based on conservative basis, the Company provided an allowance for doubtful accounts of Baht 71.0 million as at September 30, 2006 and June 30, 2006. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivable still operate in the normal course of business.

ASIA FIBER PUBLIC COMPANY LIMITED

3. TRANSACTIONS WITH RELATED COMPANIES (CONTINUED)

The transactions with the related companies which included in the statements of income for each of the three-month periods ended September 30, 2006 and 2005 are as follows:

Unit : Thousand Baht

	Policy of Pricing	Reviewed/ Unaudited Sep. 30, 2006	Reviewed/ Unaudited Sep. 30, 2005
Net sales	Market Price	939	1,114
Interest income (on delay payment from customers)	Negotiated Agreement	722	726

4. TRADE ACCOUNT RECEIVABLES - OTHER COMPANIES

The aging analysis of trade account receivables - other companies as at September 30, 2006 and June 30, 2006, were as follows:

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2006	Audited Jun. 30, 2006
Current to 3 months	186,216	200,755
Over 3 months to 6 months	680	-
Over 6 months to 12 months	-	17
Over 12 months	3,776	3,921
Total	190,672	204,693
Less allowance for doubtful accounts	(12,733)	(12,733)
Net	177,939	191,960

As at September 30, 2006 and June 30, 2006, an allowance for doubtful accounts amounted to Baht 12.7 million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

5. INVESTMENT IN COMMON SHARES OF ASSOCIATED COMPANY – At Equity Method

Unit : Thousand Baht

The Company Name	Type of Business	Relationship	% Share Holding	Paid-up Capital	At Cost Method	At Equity Method
As at September 30, 2006 (Reviewed/ Unaudited)						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-
As at June 30, 2006 (Audited)						
Prachin Power Co., Ltd.	Electricity Generating	Directorship	31.12	43,286	13,471	-

6. INVESTMENT IN COMMON SHARES OF OTHER COMPANY (General Investment) – At Cost

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2006	Audited Jun. 30, 2006
Thai Caprolactum Public Company Limited (Paid-up capital of Baht 8,576.4 million)	500	500

ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT, NET

The movements of property, plant and equipment during the three-month period ended September 30, 2006 were as follows:

	Unit : Thousand Baht Reviewed/ Unaudited Sep. 30, 2006
Beginning balance as at July 1, 2006	484,372
Additions/transfer in	231
Disposals/transfer out – net of accumulated depreciation	-
Depreciation	(11,144)
Reversal of allowance for slow-moving spare parts for machinery	64
Ending balance as at September 30, 2006	473,523

Depreciation for each of the three-month periods ended September 30, 2006 and 2005 amounting to approximately Baht 11.1 million and Baht 12.2 million, respectively.

The Company appraised its land by following Statement No. 32 issued by the Institute of Certified Accountants and Auditors of Thailand which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at September 30, 2006 and June 30, 2006, the Company's land is stated at the appraised value (based on report of an independent appraisal firm dated March 23, 2005). The excess of appraised value over cost of Baht 248 million is shown as "Revaluation increment in land" under "Shareholders' Equity" in the balance sheets. The revaluation increment in land is not available for dividend distribution.

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ASIA FIBER PUBLIC COMPANY LIMITED

7. PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

As at September 30, 2006 and June 30, 2006, certain fixed assets with

a) The original costs totalling Baht 1,997.7 million and Baht 1,953.7 million, respectively, fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 343.4 million and Baht 347.8 million, respectively, are mortgaged/pledged as collateral for bank overdraft lines and short-term loans as discussed in Note 8.

8. SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Unit : Thousand Baht

	Reviewed/ Unaudited Sep. 30, 2006	Audited Jun. 30, 2006
Short-term loans (interest rate at 6.15% p.a. to 6.26% p.a. as at September 30, 2006 and 5.93% p.a. to 6.20% p.a. as at June 30, 2006)	100,000	160,000

As at September 30, 2006, the Company has overdraft lines with several local banks totalling Baht 35 million. An overdraft line of Baht 30 million is collateralized by a part of the Company's land, machinery and equipment as discussed in Note 7.

Short-term loans of Baht 100.0 million and Baht 160.0 million as at September 30, 2006 and June 30, 2006, respectively, are collateralized by a part of the Company's land, building and structure, machinery and equipment as discussed in Note 7.

ASIA FIBER PUBLIC COMPANY LIMITED

9. SHARE CAPITAL

At the extraordinary shareholders' meeting held on December 4, 1996, the shareholders passed a special resolution to approve the additional cash contribution towards the Company's capital from Baht 372 million (divided into 37,200,000 shares at Baht 10 par value) to Baht 706.8 million (divided into 70,680,000 shares at Baht 10 par value). This can be made by issuing common shares of 18,600,000 shares and warrants to purchase common shares of 14,880,000 units. The holder of each warrant has the option to purchase 1 common share at the price of Baht 10 per share.

In January 1997, the Company partially received the amount of Baht 83.6 million (8,360,612 shares at Baht 10 par value) towards this increase in share capital, and issued warrants to purchase common shares of 6,688,384 units. In April 1998, a shareholder exercised its warrants to purchase 11,728 common shares at the price of Baht 10 per share.

At the ordinary shareholders' meeting held on October 15, 2001, the shareholders passed a resolution to extend the expired date of the warrants to purchase common shares to January 30, 2006.

In July 2002, October 2003 and January 2006, several shareholders exercised their warrants to purchase 78 common shares, 80 common shares and 1,768 common shares, respectively, at the price of Baht 10 per share.

ASIA FIBER PUBLIC COMPANY LIMITED

10. SEGMENTATION OF BUSINESS

Unit : Thousand Baht

Reviewed/ Unaudited

	For the three-month period ended September 30, 2006		
	Local	Export	Total
Net sales	239,133	205,149	444,282
Services income	1,501	-	1,501
Total	240,634	205,149	445,783
Cost of sales	225,721	208,994	434,715
Cost of services	1,210	-	1,210
Total	226,931	208,994	435,925
Gross profit	13,703	(3,845)	9,858
Other income			10,838
Selling and administrative expenses			(15,837)
Interest expense			(2,117)
Net profit			2,742
Property, plant and equipment, net			473,523
Others			681,349
Total assets			1,154,872

ASIA FIBER PUBLIC COMPANY LIMITED

10. SEGMENTATION OF BUSINESS (CONTINUED)

Unit : Thousand Baht

Reviewed/ Unaudited

	For the three-month period ended September 30, 2005		
	Local	Export	Total
Net sales	196,919	142,911	339,830
Services income	1,856	-	1,856
Total	198,775	142,911	341,686
Cost of sales	196,539	135,982	332,521
Cost of services	1,181	-	1,181
Total	197,720	135,982	333,702
Gross profit	1,055	6,929	7,984
Other income			6,385
Selling and administrative expenses			(13,770)
Interest expense			(1,976)
Net loss			(1,377)
Property, plant and equipment, net			490,447
Others			832,100
Total assets			1,322,547

11. OTHERS

As at September 30, 2006, the Company had unused letters of credit amounting to Baht 39.4 million.

12. APPROVAL OF FINANCIAL STATEMENTS

These interim financial statements were authorised for issue on November 7, 2006, by the authorised directors.

AFC
ASIA FIBER PUBLIC COMPANY LIMITED